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                             January 3, 2023

       Melissa Waterhouse
       Chief Executive Officer
       American Bio Medica Corporation
       122 Smith Road
       Kinderhook, NY 12106

                                                        Re: American Bio Medica
Corporation
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed December 22,
2022
                                                            File No. 000-28666

       Dear Melissa Waterhouse:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       Summary Term Sheet
       Principal Conditions to the Asset Sale, page 4

   1.                                                   We note your
disclosures regarding employment agreements between Healgen and
                                                        Melissa A. Waterhouse
and Lawrence Ferringo, respectively. Please revise here or
                                                        elsewhere in your proxy
statement, as appropriate, to disclose the material terms of these employment agreements.
       Discussion of Proposals Recommended by Board
       Past Contracts, Transactions and Negotiations, page 12

   2. We note that there appears to be no disclosure describing the negotiations between you and Healgen regarding
the proposed asset sale. Please revise your disclosure to describe the negotiations
between you and Healgen preceding your entry into the Asset Purchase
                                                        Agreement. Refer to
Item 1005(b)(6) of Regulation M-A.
 Melissa Waterhouse
American Bio Medica Corporation
January 3, 2023
Page 2
General

3. We note that there are no financial statements included in your proxy statement. The proposed transaction appears to involve the sale of substantially all of your operating assets. Please tell us why you did not provide financial statements consistent with Item
      14(a)(4) of Schedule 14A. For additional guidance, please refer to the Division of
      Corporation Finance Financial Reporting Manual, sections 1140.6 and
2120.2.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jimmy McNamara at 202-551-7349 or Alan Campbell at
202-551-
4224 with any questions.



                                                            Sincerely,
FirstName LastNameMelissa Waterhouse
                                                            Division of
Corporation Finance
Comapany NameAmerican Bio Medica Corporation
                                                            Office of Life
Sciences
January 3, 2023 Page 2
cc:       Spencer G. Feldman
FirstName LastName